

PRESS RELEASE

The Board of Directors analyses the preliminary results of the Seat Group at 31 December 2002

- **INCREASED PROFIT: EURO 1991 MILLION (+1.7% COMPARED TO 31/12/2001)**
- **GROSS OPERATING PROFIT: EURO 593 MILLION (+33.6% COMPARED TO 31/12/2001)**
- **OPERATING INCOME: EURO 232 MILLION (EURO 31 MILLION AT 31/12/2001)**
- **DEBT DECREASE TO EURO 680 MILLION (EURO 922 MILLION AT 31/12/2001)**

The Internet: positive gross operating profit at Euro 10 million (Euro -61 million 31/12/2001)

Rome, 12 February 2003 – Upon invitation of Managing Director Paolo Dal Pino the Board of Directors of **Seat Pagine Gialle**, chaired by Riccardo Perissich met today to examine the Group's unaudited preliminary results for the financial year ended 31 December 2002.

Consolidated revenues for the year were **Euro 1,991 million**, up **1.7%** over 31/12/2001. **Gross operating profit** increased **33.6%** reaching **Euro 593 million** (**29.8%** of revenues). **Operating income** increased from Euro 31 million in 2001 to **Euro 232 million** at 31/12/2002.

Gross operating profit and operating income at 31/12/2002 were higher than expected. The **Directories** area revenues increased to **Euro 1,182 million, up +3.4%** and are in line with the expectations. The increase in consolidated revenues is slightly lower than forecasted, due to a sales slowdown in the Buffetti Group in Q4 2002.

Debt decreased from Euro 922 million at 31/12/2001 to **Euro 680 million** at the end of 2002 as a result of a significant operating cash-flow and the impact of divestments. Moreover the Group's restructuring continued during the year: the number of operating companies at the end of 2002 nearly halved compared to 2001, decreasing to **100**.
The results reached over 2002, despite the ongoing crisis of the advertising market, are due

to an important streamlining and cost-containment action and the implementation of synergies between different business areas of the Group that, despite the limited growth in revenues, led to a significant improvement in operating margins.

The management of **Seat PG** refocused the Group on its core business, strengthened the presence of the company in the markets where it operates implementing a multi-platform approach, redefined internal activities and processes and streamlined the Group sales structure. The main operations concerned the launch of new paper directories and the ongoing development of on-line products (telephone and the Internet) with a view to integrating different means.

The publishing offer of the **Virgilio** portal has been renewed and the search engine has been enhanced by offering companies client of "Pagine Gialle On Line" priority listing and the presence on search results (**32, 600** new customers in six months).

At international level, the German subsidiary **Telegate**, listed on the Neuer Markt of the Frankfurt Stock Exchange, in collaboration with **Thomson Directories**, entered the British Directory Assistance market.

The restructuring led to a reduction in workforce by **1,549** in the group compared to the end of 2001, passing from 9,264 to 7,715 people employed.

Performance of the Business Areas

In 2002, **efficiency increased significantly** especially in the **Internet**, **Directories** and **Directory Assistance** business areas (that overall amount to 73% of aggregate revenues).
For the first time all the business areas generated a positive gross operating margin (except the **Television** area, that however recorded a loss reduction compared to 2001).

- In 2002, the **Directories area** posted revenues of approximately **Euro 1,182 million**, **up 3.4%** compared to the same period in 2001. This marks a significant improvement in profitability, with an increase in **gross operating profit** from Euro 587 million in 2001 to **Euro 620 million** in 2002.

- The **Directory Assistance area** also recorded a positive **gross operating profit** increasing from a negative amount of Euro 12 million in 2001 to a positive amount of **Euro 21 million** in 2002.

- **The Internet area** confirmed a positive **gross operating profit** of **Euro +10 million** compared to Euro -61 million in 2001. At the end of December, active users at 45 days reached 2,226,000, of which subscribers to ADSL services amount to 450,000. In the last quarter, Virgilio also recorded a positive gross operating profit.

- Also the **Television area** achieved its loss-cutting objectives and obtained an improvement of profitability of **La7**.

§

The Board of Directors of Seat Pagine Gialle also acknowledged today's purchase of **1,108,695** ordinary shares of the French subsidiary **Consodata S.A**. - listed on the Nouveau Marché of the Paris Stock Exchange – after the founding partners exercised their put option as envisaged by the agreement signed by the previous management of Seat PG on July 31, 2000.

By carrying out this operation, for an agreed price of Euro 44 per share - for a total value of about Euro 48.8 million – Seat PG acquired a further **8.17%** of the capital and voting rights in the company, thereby increasing its stake in Consodata S.A. to **98.60%**.

§

Procedure for the disclosure of price-sensitive information to the market

The Board of Directors, implementing the framework of Corporate Governance rules, has approved the "Procedure for disclosing price-sensitive information to the market". The document lays down the arrangements for the disclosure to the market of such type of information, indicates the Functions and Structures involved in the procedure and also states the procedure to be followed in the event of rumours or requests for information on behalf of bodies responsible for regulating and running the market. The procedure, moreover, regulates the operations to be undertaken when the Company convenes meetings with the financial community and the Press.


Telecom Italia Communication & Media Relations
Internet & Media Press Office: 06.36882023-2066
Comunicazione.stampa@seat.it

Seat PG Investor Relations: 011.4352600
Investor.relations@seat.it
